Sean R. Creamer Executive Vice President and Chief Financial Officer T (410) 312-8000 F (410) 312-8268
December 21, 2009
VIA EDGAR
John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Re:	Arbitron Inc. (File No. 1-1969)
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and September 30, 2009
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
Dear Mr. Hartz:
     We are responding to your letter dated November 25, 2009 regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Form 10-K, Definitive Proxy Statement and Forms 10-Q. This letter repeats each of the comments in the Staff’s letter in bolded typeface followed by our responses. Unless the context otherwise requires, references to “Arbitron,” “Company,” “our,” “us,” or “we” refer to Arbitron Inc. and its subsidiaries.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007, page 43
1.	In future filings, please quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of customer contracts or renewal contracts, or change in service mix. For example, you explain on page 44 the increase in revenues is due primarily to the commercialization of 12 additional PPM markets in 2008, a full year of currency associated with the Houston-Galveston and Philadelphia markets, increases related to the radio ratings subscriber base, contract renewals and price escalations in multiyear customer contracts for your PPM service and

Diary-based quantitative rating business. However, you do not quantify the impact of each of these individual factors as compared to the prior year. Please provide us with the disclosures you intend to include in future filings.

COMPANY RESPONSE: We respectfully advise the Staff that in each of our 2009 quarterly filings on Form 10-Q, we have disclosed and quantified the impact of the individual material factors related to the material changes in revenue. The following disclosure example is an excerpt from the third quarter Form 10-Q filed in 2009. In our future filings, we intend to provide similarly quantified disclosures in our MD&A to explain the impact of any individual factors, to the extent material, on material period-to-period changes in revenue.
Revenue. Revenue increased 3.0% for the nine months ended September 30, 2009, as compared to the same period in 2008. A net increase of approximately $10.9 million in our ratings revenue was substantially due to higher fees charged for PPM-based ratings than for Diary-based ratings within the PPM Markets commercialized prior to September 30, 2009, as compared to September 30, 2008. PPM International sales increased by $1.4 million for the nine months ended September 30, 2009, as compared to the same period in 2008. These net increases were partially offset by a $4.6 million reduction in revenue associated with two customers, primarily Cumulus, Inc., for our Diary-based radio ratings service in a limited number of small and medium sized markets. The growth rate of our ratings revenue was diminished due to decreased demand for discretionary services, such as software and qualitative data services, in the currently challenging economic environment.
     Liquidity and Capital Resources, page 50
2.	We note your disclosure on page 51 indicates that under the terms of your credit facility, you are required to maintain certain leverage and coverage ratios and meet other financial conditions. In future filings please define each of your material covenants. Additionally, in future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

COMPANY RESPONSE: We respectfully advise the Staff that we will, in future filings, define our material covenants. We will also disclose that there are specified events of default under our current Credit Facility which would permit our lenders to accelerate the debt if not cured within applicable grace periods, and that there are cross default provisions, which provide that a default on any material indebtedness could result in the acceleration of our outstanding debt and the termination of any unused commitment under the Credit Facility.

Set forth below is enhanced disclosure that we intend to incorporate into our discussion of our Credit Facility in the Liquidity and Capital Resources portion of our MD&A in our future filings:
The material debt covenants under our Credit Facility include both a maximum leverage ratio and a minimum interest coverage ratio. The leverage ratio is a non-GAAP financial measure equal to the amount of our consolidated total indebtedness, as defined in our Credit Facility, divided by a contractually defined adjusted Earnings Before Interest, Taxes, Depreciation and Amortization and non-cash compensation (“Consolidated EBITDA”) for the trailing twelve-month period. The interest coverage ratio is a non-GAAP financial measure equal to the same contractually defined Consolidated EBITDA divided by total interest expense. Both ratios are designed as measures of our ability to meet current and future obligations. The following table presents the actual ratios and their threshold limits as defined by the Credit Facility as of December 31, 2008:

Covenant	Threshold	Actual
Maximum leverage ratio	3.0	.95

Minimum interest coverage ratio	3.0	40.0
As of December 31, 2008, based upon these financial covenants, there was no default or limit on our ability to borrow the unused portion of our Credit Facility.
Our Credit Facility contains customary events of default, including nonpayment and breach covenants. In the event of default, repayment of borrowings under the Credit Facility could be accelerated. Our Credit Facility also contains cross default provisions whereby a default on any material indebtedness, as defined in the Credit Facility, could result in the acceleration of our outstanding debt and the termination of any unused commitment under the Credit Facility. We currently have no outstanding debt other than those associated with borrowings under the Credit Facility.
As of December 31, 2008, we were in compliance with the terms and covenants of our Credit Facility.
If, in future filings, it becomes reasonably likely that we may not comply with any material covenant, we intend to disclose additional information describing the impact on our financial condition, including, but not limited to, the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.
Financial Statements
2. Summary of Significant Accounting Policies
Goodwill and Other Intangibles, page 64
Impairment of Long-Lived Assets, page 64

3.	As of December 31, 2008, you have a significant amount of long-lived assets, including goodwill. Please tell us what consideration you gave to including your accounting for the impairment of long-lived assets, including goodwill, as a critical accounting policy. In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please consider disclosing the following in MD&A in future filings:
•	Identifying the reporting unit(s) to which goodwill applies;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.
In any event, in future filings, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.
COMPANY RESPONSE: We respectfully advise the Staff that we considered whether or not our accounting policy for the impairment of goodwill should be identified and described in the MD&A as a critical accounting policy, and we concluded that it should not be so identified and described. Because the purpose of the critical accounting policy section is to alert the readers to financial areas that are both important to financial statement presentation and require our most difficult, complex or subjective judgments, we concluded that the impairment of our goodwill would not be considered a critical accounting policy. Our reason for this conclusion is the magnitude of the variance between the fair value and carrying value of our reporting unit’s net assets. The amount of Goodwill on the Company’s balance sheet on December 31, 2008 was $38.5 million. The Company only has one reporting unit, which as of the most recent valuation date prior to the 2008 filing, had a carrying value of net assets substantially below our fair value estimate. In our impairment analysis, we compared the Company’s market capitalization with the Company’s net assets, as detailed below:

First Step Analysis of Goodwill Impairment (in 000’s)
December 1, 2008
Aggregate fair market value of the Company’s common stock	$344,322
Carrying amount of net assets	$920
Conclusion as of December 1, 2008	No Impairment
Based upon the economic circumstances of the Company’s financial condition and our results of operations as of the goodwill impairment valuation date, the analysis set forth above was neither complex nor did it require management’s subjective judgment.
Using financial data as of November 30, 2009 in order to provide the Staff with more recent information, the variance between the market capitalization value and our reporting unit’s carrying value is even more significant, as detailed below:

First Step Analysis of Goodwill Impairment (in 000’s)
November 30, 2009
Aggregate fair market value of the Company’s common stock	$571,312
Carrying amount of net assets	$27,370
Although the impairment of goodwill does not meet the criteria of a critical accounting policy for Arbitron, we will add disclosures to our goodwill note within our notes to the financial statements, which takes into consideration the Staff’s recommendations for additional information. Set forth below is enhanced disclosure that we intend to incorporate into the goodwill note in future filings:
7. Goodwill
Goodwill is measured for impairment annually as of January 1. A valuation is also performed when conditions arise that management determines could potentially trigger an impairment. During 2008, 2007 and 2006, the Company tested its goodwill at the reporting unit level. As of December 31, 2008, the Company has one reporting unit (“Arbitron reporting unit”) and as such all of the Company’s goodwill has been allocated to it. For impairment valuation purposes, the Company’s estimate of the fair value of the Arbitron reporting unit is equal to the Company’s market capitalization value calculated as the closing price of the Company’s common stock on the New York Stock Exchange on the impairment valuation date times the number of shares of our common stock outstanding on that date. For the fiscal years ended December 31, 2008 and 2007, the Company has determined that the estimated fair value of the Arbitron reporting unit substantially exceeds its carrying value, and therefore, no impairment exists as of such dates.
To the extent that the points of comparison described above did not indicate fair value substantially in excess of carrying value, additional valuation analysis would be performed. In the event that significant changes occur in the assumptions and methodologies used in our goodwill evaluation from one year to the next, we intend to provide additional disclosure to explain the impact of these changes.
In our future filings, in the event that our reporting unit has an estimated fair value that is not substantially in excess of the carrying value or if management otherwise determines that our goodwill impairment accounting should be a critical accounting policy, we will include the Staff’s stated disclosure recommendations in our MD&A.
In addition to goodwill, significant long-lived assets of the Company consist of Property, Plant, and Equipment (“PP&E”). The policy for impairment of internally developed software is currently described in the critical accounting policy and estimate section of the MD&A. The impairment of other PP&E is not considered a critical accounting policy, due to the relatively short lives of the assets and our lack of history of related impairments.
6. Property and Equipment, page 68
4.	In future filings, please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of revenue, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

COMPANY RESPONSE: We respectfully advise the Staff that the following table shall be included in our Property and Equipment note in our future Form 10-K filings:

Summary of Other Information	2009		2008	2007
Depreciation and Amortization Summary
Cost of revenue	$	XXX	$15,086	$9,513
Selling, general, and administrative		XXX	1,731	369
Research and development		XXX	344	1,891

Depreciation and amortization expense	$	XXX	$17,161	$11,773

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009
Legal Proceedings, page 39
5.	For each legal proceeding, please tell us and revise future filings, to disclose:
•	The amount of damages sought if, specified:

•	The amount of any accrual, if necessary for an understanding of the contingency. We note, no accruals in your 2008 Form 10-K in Note 12;

•	The range of reasonably possible loss or additional loss; or

•	State that such a loss cannot be estimated.
If you believe that any losses are remote, please explain in your response. If material, please consider updating your legal expenses in your quarterly filings.
COMPANY RESPONSE: In its Quarterly Report on Form 10-Q for the period ended September 30, 2009 the Company provided disclosure regarding seven legal proceedings, described in more detail below. The Company believes that the likelihood of loss associated with each of these seven legal proceedings is remote and/or not estimable at this time. If the Company’s analysis in this regard changes, it will provide appropriate disclosure in future filings. Individual considerations with respect to each of these legal proceedings are as follows:
Plumbers and Pipefitters Local Union No. 630 Pension-Annuity Trust Fund v. Arbitron. The plaintiff in this matter has not specified any monetary damages that it is seeking. As disclosed in the Form 10-Q, the Amended Class Action Complaint filed on September 22, 2008 demanded the following relief: (i) class action certification and certification of plaintiff as class representative; (ii) compensatory damages for all alleged damages sustained by the plaintiff and other class members in an amount to be proven at trial, including interest; (iii) plaintiff’s and the class’s reasonable costs and expenses, including attorneys’ fees; and (iv) such other relief as the court may deem just and proper.
Pace v. Morris, et al. The derivative plaintiff in this matter has not specified any monetary damages that it is seeking. As disclosed in the 10-Q, the derivative plaintiff seeks equitable and/or injunctive relief, restitution and disgorgement of profits, plus attorneys’ fees and costs, and other remedies the court deems just and proper.
Arbitron v. Kiefl. As disclosed in the Form 10-Q, Arbitron is the plaintiff in this matter. The defendant has counterclaimed seeking declaratory and equitable relief, and such other relief as the court deems just and proper. The defendant has not specified any monetary damages in its counterclaim.

New York, New Jersey, and Maryland. As disclosed in the Form 10-Q, in each of these matters the respective states sought declaratory and injunctive relief only. The Company has entered into agreements that it believes substantially resolve these matters. Additionally, the Company has disclosed that it has paid $200,000 to the New York Attorney General in settlement of its claims and $60,000 for investigative costs and expenses, and $130,000 to the New Jersey Attorney General for investigative costs and expenses. Moreover, the Company has disclosed that it has paid $100,000 to the National Association of Black Owned Broadcasters for a joint radio project between it and the Spanish Radio Association to support minority radio. While it is possible that these states could seek to reinstitute litigation against the Company, the Company understands that the contemplated claims would involve declaratory and injunctive relief, not monetary damages.
Florida. The Florida litigation seeks injunctive relief and a declaratory judgment that the Company’s actions violate Florida law. In addition, the action seeks a civil penalty of $10,000 for each alleged violation of such law and such other relief as the court deems just and proper. In future filings, the Company will disclose the amount of monetary damages sought in this litigation.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
Compensation Discussion and Analysis
Setting 2008 Compensation, page 18
6.	Your CD & A should include a comprehensive analysis of how the compensation committee used the tools you describe to determine compensation amounts and structures, and why the committee reached its decisions. On page 18, you disclose that:
•	You review compensation paid to similarly-situated executives at the companies in your compensation peer group as a “reference point for consideration” that “augment[s]” your analysis;

•	The committee has discretion in determining the nature and extent to which it uses this information; and

•	The committee may or may not use the information at all in the course of making individual compensation decisions due to the “limitations associated with comparative pay information.”
Based on this disclosure, it is unclear whether and how the committee used peer group information to make its decisions with respect to 2008 compensation for each NEO.

Where you discuss peer group information in future filings, please explain more specifically what comparative information was used and how and why the committee uses it to reach its compensation decisions in the year in which compensation was paid. For example, in a particular year, did the company compare overall amounts of compensation, or did it also review each element of compensation the peer group companies paid? Did the company attempt to match the peer group companies at any particular level or percentile for either overall compensation or any element of compensation? Or was the information used to confirm that each NEO was receiving competitive pay after the compensation was determined using other means? If the committee compared its NEO compensation to the peer group’s compensation, how did its NEO compensation measure up? What role, if any, did the peer group information play is assisting the committee’s decisions about what mix of compensation was appropriate? Note that these items are not meant to be exhaustive, but are intended to illustrate how you might approach your discussion and analysis of comparative compensation in future filings.
COMPANY RESPONSE: In 2008, the Compensation and Human Resources Committee (the “Committee”) used peer group information as just one factor in determining compensation for each NEO, but it was not a determinative factor. The Committee did not seek to set compensation within a percentile range or other specific measure relative to the peer group information. Rather, as indicated in the Company’s disclosure, the Committee gave more weight to the relative pay among the NEOs and the individual performance of each NEO. Specifically, as indicated in the Company’s disclosure, the Committee considered each individual executive’s contribution and performance, reporting structure, relative pay among executives, complexity, impact on financial results, importance of role and responsibilities, leadership, and professional growth potential, in addition to general information regarding “market” levels of compensation provided by the peer group data. In this regard, in 2008 the Committee principally used the peer group information as a “market check” for the compensation decisions based principally on the other relevant factors described above and in the Company’s disclosure.
In 2009, however, the Committee utilized peer group information differently and was more market-focused as a result of CEO succession and the competitive recruitment of three new executive officers. The Committee’s independent compensation consultant, Frederic W. Cook & Co., Inc., conducted a market study. The Committee considered the CEO succession and restructuring of the executive staff in determining compensation as well as the peer group comparative data and targeted aggregate compensation for the executive team to be in a range between the median and the 75th percentile of the compensation peer group in order to facilitate recruitment and retention of executives during the restructuring period.

We will include additional discussion regarding the Committee’s use of peer group information in the Compensation Discussion and Analysis section of our 2009 proxy statement consistent with the information that we have provided above in response to the Staff’s comment.
Base Salary, page 19
7.	In future filings, please ensure that you establish the nexus between the committee’s practices and its decisions about actual compensation paid for the period under discussion. For example:
•	You state that you review base salaries to ensure they are competitive with the market, but that recruiting, retaining and recognizing performance of specific executives may result in some variation from the market review. This disclosure seems general in nature and does not give insight into whether these items in fact resulted in any variation from market for salaries paid to NEOs in 2008, or the amount or direction of variation from the market that may have occurred.

•	You state that in setting base salaries the committee considers the important of linking a high proportion of compensation to performance in the form of non-equity incentives and long-term stock based compensation. However, the disclosure does not explain how this impacted the committee’s decisions about base salaries paid to each of the NEOs in 2008. For example, did the committee cap salaries or allocate less overall compensation to salary versus other forms of compensation that the peer group companies in order to assure that a higher proportion of compensation would be based on performance?
COMPANY RESPONSE: As discussed in our response to comment 6 above, the Committee was more focused on market data in 2009 when setting compensation for the NEOs. We will include additional discussion regarding the nexus between the Committee’s practices and its decisions about actual compensation paid for 2009 in the Compensation Discussion and Analysis section of our 2009 proxy statement consistent with the information that we have provided above in response to the Staff’s comment.
Long-term Incentive Equity, page 22
8.	Please tell us, with a view toward disclosure in future filings, how the committee determined to grant the amounts of options and restricted stock units awarded in 2008.

COMPANY RESPONSE: As noted in the Compensation Discussion & Analysis, the awards under the long-term incentive program are based on competitive grant guidelines and adjusted for individual contributions. In 2008, the Committee determined the amount of the grant of restricted stock units to Stephen Morris based entirely on the terms of his employment agreement and the other executive officers’ equity grants were determined relative to each executive officer’s base salary and individual contributions during the year. Each grant, other than to Mr. Morris, was considered as a dollar value, which was then divided equally between stock options and restricted stock units based on the fair market value of the Company’s common stock on the grant date.
We will include additional discussion regarding how the Committee determined to grant the number of options and restricted stock units awarded in 2009 in the Compensation Discussion and Analysis section of our 2009 proxy statement consistent with the information that we have provided above in response to the Staff’s comment.
* * * *
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Sean R. Creamer
Sean R. Creamer
Executive Vice President and Chief Financial Officer

cc:	Michael Skarzynski, President and Chief Executive Officer
Timothy T. Smith, Chief Legal Officer
Richard A. Post — Audit Committee Chair
William T. Kerr — Compensation and Human Resources Committee Chair